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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) and AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. _______)


                             Hilite Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   43153 10 1
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                                 (CUSIP Number)

                               Joseph W. Carreras
                              Hilite Holdings, LLC
                              Hilite Mergeco, Inc.
                                 Terminal Square
                                50 Public Square
                                   32nd Floor
                              Cleveland, Ohio 44113
                                 (216) 771-6700

                                 with a copy to:

                           Christopher M. Kelly, Esq.
                             Patrick J. Leddy, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 1999
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             (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Hilite Mergeco, Inc.
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2.      Check the Appropriate Box if a Member of a Group*  (a)
                                                           (b) [X]
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3.      SEC Use Only
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4.      Source of Funds*
                        None
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5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)
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6.      Citizenship or Place of Organization
                State of Delaware
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                7.      Sole Voting Power:  3,706,500 shares of common stock,
Number of               par value of $0.01 per share**
Shares Bene-    ----------------------------------------------------------------
ficially Owned  8.      Shared Voting Power: None
by Each         ----------------------------------------------------------------
Reporting       9.      Sole Dispositive Power:  None
Person With     ----------------------------------------------------------------
                10.     Shared Dispositive Power:  None
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11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                         3,706,500 shares of common stock, par
                                         value of $0.01 per share**
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*:
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13.     Percent of Class Represented by Amount in Row (11): 75.63%
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14.     Type of Reporting Person*
                        CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

** On April 26, 1999, Hilite Industries, Inc., a Delaware corporation (the "Company"), Hilite Holdings, LLC, a Delaware limited liability company ("Buyer"), and Hilite Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of Buyer ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on May 3, 1999, the Company made an offer to purchase all of its outstanding common shares of common stock, par value $0.01 per share (the "Shares"). Pursuant to the Merger Agreement, Buyer agreed to purchase, after the expiration of the offer to purchase but immediately prior to its consummation, 1,681,414 newly issued Shares. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the offer to purchase and the satisfaction of the other conditions set forth in the Merger Agreement, in accordance with the requirements of the General Corporation Law of the State of Delaware, Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation of the Merger.

Buyer and Merger Subsidiary have also entered into a Stockholders Agreement, dated as of April 26, 1999, with certain stockholders of the Company listed on Schedule A to that agreement (the "Continuing Stockholders") (such agreement, the "Stockholders Agreement), providing, subject to certain conditions, for (i) the tender, pursuant to the Company's offer to purchase, of certain Shares owned or controlled by the Continuing Stockholders, (ii) the retention by the Continuing Stockholders of certain Shares owned or controlled by them and (iii) the grant of an irrevocable proxy to Buyer by the Continuing Stockholders to vote all Shares owned or controlled by them in favor of the Merger and with respect to certain other matters as described more fully in the Stockholders Agreement. The Continuing Stockholders cumulatively own 3,706,500 Shares.

Hilite Mergeco, Inc. expressly declares that the filing of this statement on Schedule 13D shall not be construed as an admission that it is the beneficial owner of any Shares covered by this statement.





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ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule13D") relates to the common stock, $0.01 par value per share (the "Shares") of Hilite Industries, Inc., a Delaware corporation (the "Company"). The principal office of the Company is at 1671 S. Broadway, Carrollton, Texas 75006.

ITEM 2.  IDENTITY AND BACKGROUND

(a) - (d) and (g) The information set forth in the offer by the Company to purchase all of its outstanding shares of common stock, dated as of May 3, 1999 (the "Offer to Purchase") under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" is incorporated herein by reference.

(e) - (f) Neither Buyer, Merger Subsidiary, nor any natural person listed in the Offer to Purchase under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" during the past five years, to its or his knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Buyer and Merger Subsidiary did not pay any consideration to any stockholder in connection with the execution and delivery of the Stockholders Agreement (as defined in "INTRODUCTION" of the Offer to Purchase) pursuant to which, the Continuing Stockholders (as defined in "INTRODUCTION" of the Offer to Purchase) appointed Buyer as their true and lawful attorney and granted Buyer an irrevocable proxy to vote all Shares owned or controlled by them in favor of the Merger and with respect to certain other matters as described more fully in the Stockholders Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- Plans for the Company After the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "TH TENDER OFFER -- Section 11. Effects of the Transactions on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Buyer and Merger Subsidiary may be construed as being the beneficial owners of 3,706,500 Shares. Such Shares constitute 75.63% of the outstanding Shares.

(b) Buyer has the sole power to vote or direct the vote of 3,706,500 Shares pursuant to the Stockholders Agreement. As a party to the Stockholders Agreement, Merger Subsidiary may be deemed to have the sole power to vote or direct the vote of 3,796,500 Shares.

(c) Except as described in the Merger Agreement and the Stockholders Agreement, none.

(d) None.

(e)  Not  Applicable.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)     None.

(2)(a) Offer to Purchase by the Company dated as of May 3, 1999.

(2)(b) Agreement and Plan of Merger, dated as of April 26, 1999, by and among the Company, Buyer and Merger Subsidiary.

(3) Stockholders Agreement, dated as of April 26, 1999, by and among Buyer, Merger Subsidiary and the stockholders listed on Schedule A thereto.





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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 1999



                                          HILITE HOLDINGS, LLC


                                          By: /s/ JOSEPH W. CARRERAS
                                              ------------------------------
                                          Name:   Joseph W. Carreras
                                          Title:  President


                                          HILITE MERGECO, INC.


                                          By:  /s/ JOSEPH W. CARRERAS
                                               ------------------------------
                                          Name:   Joseph W. Carreras
                                          Title:  President




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